Exhibit 11.1

[Translation]

Compliance Rules

Article 1 (General Provision)

These Rules establish the Compliance rules of the Company.

Article 2 (Definitions)

For the purposes of these Rules, “Compliance” means complying with laws, regulations, company rules, and corporate ethics (“Laws”).

Article 3 (Management Policy)

In accordance with the terms of the Ethics Charter in the separately-established Compliance Handbook, the Company’s basic management policy shall be Compliance that is primarily composed of each of the items listed below, and the Company shall comply with said policy:

(1)	Compliance with Laws (including the Payment Services Act and other relevant laws and regulations, and the self-regulatory rules established by Japan Payment Service Association)

(2)	Social responsibility

(3)	Respect for human rights and ban on discrimination and sexual harassment

(4)	Fair transactions

(5)	Ensuring the reliability of financial reporting

(6)	Disclosure of corporate information

(7)	Creation of work environment

(8)	Separation of business and personal affairs

(9)	Information management

(10)	Devotion to personal development

(11)	Dealing with antisocial forces

Article 4 (Implementation of Compliance System)

1.	The department responsible for Compliance shall be the General Affairs Department.

2.

The internal audit manager shall conduct an internal audit in accordance with the Internal Audit Rules to determine whether or not the Company is complying with the management policy provided for in the preceding Article.

Article 5 (Employee’s Responsibilities)

An employee shall faithfully comply with Laws based on the basic policy set forth in the preceding Article and shall carry out his or her work with the good sense and responsibility of a businessperson as well as a member of society.

Article 6 (Prohibited Employee Conduct)

An employee shall not commit any of the following acts:

(1)	An act that violates any Laws

(2)	Instructing or instigating another employee to commit an act that violates any Laws

(3)	Turning a blind eye to an act committed by another employee that violates any Laws

(4)	Accepting business entertainment or favors from a business partner

Article 7 (Reporting Obligation)

If an employee becomes aware that another employee is committing an act that violates the preceding Article, the employee shall promptly report to the Company.

Article 8 (Disciplinary Action, Etc.)

The Company may take disciplinary action or the like in accordance with the Work Rules against an employee who has violated Article 5.

Article 9 (Limitation of Exclusion of Liability)

An employee shall not be exempt from liability with regard to acts that violate any Laws and were committed by the employee for the following reasons:

(1)	The employee lacked correct knowledge regarding the Laws

(2)	The employee lacked the intent to violate the Laws

(3)	The employee committed the act at the instruction or instigation of another employee

(4)	The employee committed the act in pursuit of the Company’s interests

Article 10 (Prior Consultation)

If an employee is uncertain whether or not his or her own action or decision violates any Laws, the employee shall consult in advance with the General Affairs Department, which is in charge of Compliance.

Article 11 (Compliance Training)

The Company shall hold training workshops as necessary for the following purposes:

(1)	To increase awareness regarding Compliance

(2)	To provide the correct knowledge regarding Compliance

Supplementary Provisions

These Rules shall go into effect on January 1, 2008. First edition

Revised on December 12, 2013

Revised on February 25, 2015